news release

ARCELORMITTAL AND NUNAVUT IRON JOIN FORCES TO PROVIDE SUPERIOR CASH OFFER OF C$1.50 PER COMMON SHARE FOR 100% OF BAFFINLAND COMMON SHARES

●	Increased Offer Price of C$1.50 in Cash per Common Share
●	Offer is for 100% of Outstanding Common Shares
●	Nunavut Iron Joins ArcelorMittal Offer as Joint Offeror
●	Nunavut Iron Advises Shareholders to Withdraw Shares from Nunavut Iron’s Partial Bid and Tender to ArcelorMittal Offer
●	Approximately 25% of Baffinland Shares Remain Locked-Up to the Offer
●	Offer Extended to 11:59 P.M. (Toronto Time) on 24 January 2011

Toronto 14 January 2011 (09:30 EST) / Luxembourg, 14 January 2011 (15:30 CET) - ArcelorMittal and Nunavut Iron Ore Acquisition Inc. (“Nunavut Iron”) today announced that Nunavut Iron has joined ArcelorMittal as joint offeror under the ArcelorMittal offer (the “ArcelorMittal Offer”) in order to provide Baffinland shareholders with a substantially improved offer of C$1.50 in cash for 100% of Baffinland's outstanding common shares (“Common Shares”). The ArcelorMittal Offer is also for all of Baffinland's Common Share purchase warrants issued 31 January 2007 (the "2007 Warrants") at a price of $0.10 per warrant. The time for acceptance of the ArcelorMittal Offer has been extended until 11:59 p.m. (Toronto time) on 24 January 2011 (“Expiry Time”).

The increased offer price of C$1.50 per Common Share under the ArcelorMittal Offer represents a premium of approximately 36% to the original ArcelorMittal Offer price of C$1.10 per Common Share, and a premium of 168% to the trading price of the Common Shares prior to Nunavut Iron's original unsolicited offer in September 2010.

Nunavut Iron and ArcelorMittal have entered into an agreement as to their respective interests and obligations under the ArcelorMittal Offer and for the development of the Mary River Property upon completion of their acquisition of Baffinland. Under the agreement, ArcelorMittal and Nunavut Iron will own 70% and 30% of Baffinland respectively upon successful completion of the ArcelorMittal Offer and if a second step acquisition transaction is completed.

Nunavut Iron advises Baffinland shareholders who have tendered to its bid to withdraw their shares and tender them to the ArcelorMittal Offer.

The all-cash offer for 100% of Baffinland's Common Shares and 2007 Warrants remains subject to the same conditions, except that the revised ArcelorMittal Offer is subject to an increased minimum tender condition of at least 66 2/3% of the Common Shares calculated on an in-the-money fully diluted basis (including Common Shares held by the joint offerors).

Nunavut Iron and its affiliates hold 40,721,400 Common Shares, representing in the aggregate approximately 10.3% of the outstanding Common Shares on an in-the-money fully-diluted basis. As previously announced, ArcelorMittal has entered into a lock-up agreement with Baffinland's largest shareholder, Resource Capital Funds, pursuant to which RCF has tendered all of its Common Shares and 2007 Warrants, representing approximately 22.5% of the outstanding Common Shares (on a fully diluted basis), to the Offer. In addition, each of the directors and officers of Baffinland have tendered all Common Shares and 2007 Warrants held by them, representing a further approximately 2.4% of the outstanding Common Shares (on a fully diluted basis), to the Offer pursuant to lock-up agreements with ArcelorMittal.

The regulatory approvals announced by ArcelorMittal on 13 December 2010 continue to apply in respect of the revised ArcelorMittal Offer.

The notice of variation and extension in respect of the amendment and extension of the ArcelorMittal Offer will be mailed to registered holders of Baffinland Common Shares and 2007 Warrants promptly.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in Canada, the United States or any other jurisdiction. Any such offer to sell or the solicitation of an offer to buy any securities will be made only pursuant to appropriate documentation in compliance with all applicable securities laws. No such offer or any sale of any securities will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.